
April 14, 2023

John William Shaw
CEO of Shaw Property Development Corporation
Safe & Green Holdings Corp.
900 Biscayne Blvd.
#501, Office 12
Miami, FL 33132

> **Re: Safe & Green Holdings Corp.**
> **Schedule 13D filed by John William Shaw**
> **Filed March 29, 2023**
> **File No. 005-53033**

Dear John William Shaw:

We have reviewed the above-captioned filing, and have the following comment.

Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comment does not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments

Schedule 13D filed by John William Shaw on March 29, 2023

General

1. We note the date of the event reported as requiring the filing of the Schedule 13D was November 28, 2022. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the November 28, 2022 event date, the Schedule 13D submitted on March 29, 2023 was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos at (202) 551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions